EXHIBIT 11.1

Statement Regarding Computation of Per Share Earnings

Computation of Earnings Per Share

The following formula was used to calculate the earnings per share, Consolidated Statements of Income for the three and six months ended June 30, 2006 and 2005, included in this report as Exhibit 13.3.

Earnings Per Share

Net Income / Weighted average shares of common stock outstanding for the period

	Three months ended June 30,
	2006	2005
Weighted Average Shares Outstanding	1,528,443	1,528,443
Net Income	$549,433	$510,783
Per Share Amount	$0.36	$0.33

	Six months ended June 30,
	2006	2005
Weighted Average Shares Outstanding	1,528,443	1,528,443
Net Income	$1,149,476	$1,056,512
Per Share Amount	$0.75	$0.69

No common stock equivalents exist.